CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Guanaceví Mines project of Endeavour Silver Corp., in Durango State, Mexico, I, William J. Lewis do hereby certify that:

1)	I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)	I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
Association of Professional Geoscientists of Ontario (Membership # 1522)
The Geological Association of Canada (Associate Member # A5975)
The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 25 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I visited the property in December, 2006 and have not conducted further site visits to the property;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

I am responsible for the preparation of sections 1, through 11, 15 16, 18, 19, 21 and jointly wrote sections 12, 13, and 20 of the Technical Report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate for the Guanaceví Mines Project, Durango State Mexico.”

Dated this 15 day of March, 2011

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited

208